TYME TECHNOLOGIES, INC.

1 Pluckemin Way, Suite 103,

Bedminster, NJ 07921

Telephone: (212) 461-2315

VIA EDGAR

August 31, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tyme Technologies, Inc.
Registration Statement on Form S-3
File No. 333-245033

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Tyme Technologies, Inc. (the “Company”) hereby requests acceleration of the effective date and time of the above-referenced registration statement (the “Registration Statement”) to September 2, 2020, at 4:00 p.m. Eastern Time or as soon thereafter as is practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please inform our counsel, Faegre Drinker Biddle & Reath LLP, by calling Elizabeth A. Diffley at (215) 988-2607.

Sincerely,

TYME TECHNOLOGIES, INC.

By:	/s/ Steve Hoffman
Steve Hoffman
Chief Executive Officer

cc: Elizabeth A. Diffley

Faegre Drinker Biddle & Reath LLP